SE 09055379 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADERFIELD SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K KWAN, CPA NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K KWAN, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

56 SAINT JAMES PLACE (Address) NEW YORK (City) NEW YORK (State) [illegible]38

PROCESSED
FEB 25 2009
THOMSON REUTERS

Mail Processing Section
FEB 18 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK Y LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADERFIELD SECURITIES INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2011

Signature 1/30/09

PRESIDENT
Title

Notary Public 1/30/2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADERFIELD SECURITIES, INC

Balance Sheet

For The Year ended December 31, 2008

Assets:

Cash			$	254,836
Accounts Receivable				30,781
Good Faith Account				87,966
Furniture & Equipment	$	83,931		
Accumulated Depreciation		(83,931)		-
Other Assets				16
Total Assets			$	373,599

Liabilities And Shareholders' Equity:

Liabilities:				
Payroll Taxes Payable	$	9,816		
Commission Payable		20,993		
Total Liabilities			$	30,809
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares	$	100,000		
Retained Earnings		242,790		
Total Shareholders' Equity			$	342,790
Total Liabilities & Shareholder's Equity			$	373,599

TRADERFIELD SECURITIES, INC.

Income Statement

For The Period of January 1, 2008 to December 31, 2008

Income:

Commission Income			$	828,299
Interest Income				6,488
Rebate & Service Income				192,503
Other Income				14,525
Gross profit			$	1,041,815

Expenses:

Salaries & Commission Expense	$	266,218		
Commission to Other Brokers		352,934		
Clearing Agent Commission		91,590		
Postage		7,050		
Payroll Taxes		20,974		
Real Estate Taxes		8,414		
Rent		84,000		
Office Expenses		22,223		
Telephone		7,733		
Utilities		3,699		
Exchange Fees		7,735		
Entertainment		3,781		
Condo Maintenance Fee		6,293		
Insurance		35,067		
Professional Fee		2,400		
Travel Expense		9,168		
Subscriptions		786		
Misc. Expense		13,410		
Bank Charge		1,494		
Computer Program Fee		21,548		
Errors Account		5,350		
Total Expenses			$	971,867
Net Profit			$	69,948

TRADERFIELD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:				
Net cash flow from operating activities (Sch. A)			$	(25,225)
Cash flows from investing activities:				
Cash paid to acquire equipment	$	-		
Net cash used by investing activities:				-
Net increase (decrease) in cash			$	(25,225)
Cash and cash equivalents, beginning of year				368,027
Cash and cash equivalents, end of year			$	342,802

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income				$	69,948
ADD:	Depreciation Expenses	$	-		
	Decrease in Other Assets		19		
	Increase in Accounts Payable		11,397		
	Decrease in Accounts Receivable		13,411		
	Subtotal			$	24,827
LESS:	Distribution to Shareholders		120,000		
	Subtotal				120,000
Net Cash flow from operating activities				$	(25,225)

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2008

Balance, Beginning	$	392,842
Net Income for the year	$	69,948
Less : Distribution	$	(120,000)
Balance, Ending	$	342,790

TRADERFIELD SECURITIES, INC.

Computation of Net Capital
For Year Ended December 31, 2008

Total Shareholders' Equity		$	342,790
Deduct:	Non-Allowable Assets		11,456
Net Capital before Haircuts on Securities Positions			331,334
Deduct:	Haircuts on Securities		-
Net Capital		$	331,334

TRADERFIELD SECURITIES, INC.

Computation of Basic Net Capital Requirement

For Year Ended December 31, 2008

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	2,053
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	331,334
LESS: Net Capital Requirement	$	(50,000)
Excess: Net Capital	$	281,334

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Traderfield Securities, inc. (the "Company") is a New York corporation organized on June 6, 1987 The Company is a securities broker dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission.

Revenue

The Company's primary revenue is from Commission. Commission fees are recorded on an accrual basis when earned.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed over the estimated useful lives of the assets using the straight line method over 7 years.

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.

2. SEC RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

3. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in New York, NY from a company under common control under a lease which expires December 31, 2012. The lease calls for annual payments of approximately $84,000.00 in 2009.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $331,334.00 which was $281,334.00 in excess of its required net capital of $50,000.

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 SAINT JAMES PLACE
NEW YORK, NY 10038
TELE: (212) 966-1818
FAX: (212) 226-0615

To the Board of Directors of
Stockholders of Traderfield Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Traderfield Securities, Inc. as and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America. We considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that c/o not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daniel K. Kwan, CPA, PLLC
January 31,2009

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 SAINT JAMES PLACE
NEW YORK, NY 10038
TELE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying statement of financial condition of Traderfield Securities, Inc.(the "Company") as of December 31, 2008 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daniel K. Kwan, C.P.A.
New York, New York
January 31, 2009

END